ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-180439

Rosetta Resources Inc. Updates 2013 Guidance, Expands and Extends Credit Agreement and Announces Borrowing Base Increase

HOUSTON, TEXAS, April 15, 2013 (GLOBE NEWSWIRE) — Rosetta Resources Inc. (Nasdaq: ROSE) (“Rosetta” or the “Company”) today announced 2013 guidance updates for capital, production, and expenses. The changes reflect the proposed May 2013 acquisition of Permian Basin assets previously announced on March 15. The Company also announced the amendment of its Senior Revolving Credit Facility (“Credit Facility”) which increases the borrowing base and extends the maturity date.

First Quarter 2013 Operational Preview

Rosetta’s total production for the quarter is expected to average an all-time record of 47.0 thousand barrels of oil equivalent per day (“MBoe/d”), up 39 percent from the same period in 2012 and 6 percent from the prior quarter. Oil production will be 12.4 thousand barrels (“MBbls”) per day, an increase of 67 percent from the prior year and 6.4 percent over the fourth quarter daily production rate. The Company expects total production for the quarter to be 62 percent liquids. In the first quarter of 2013, Rosetta made capital investments of approximately $161 million, drilling 24 gross wells with a 100 percent success rate and completing 17 wells. At the end of the quarter, 38 drilled wells were awaiting completion.

The following table details Rosetta’s Eagle Ford gross well completion activity by area:

As of March 31, 2013	1Q 2013 Completed	Completed To Date	Drilled Awaiting Completion
Gates Ranch	12	108	21
Briscoe Ranch	0	4	7
Karnes Trough	0	17	7
Central Dimmit	4	9	2
Lopez	0	0	1
Encinal	0	4	0

Eagle Ford	16	142	38

After giving effect to the pending acquisition, Rosetta’s first quarter total production would have been 49.5 MBoe/d, including oil production of 14.4 MBbls per day. Capital investments for the quarter would have totaled approximately $206 million. March production would have been approximately 50 MBoe/d, including 2.9 MBoe/d from the Permian assets.

2013 Capital Outlook

The Company’s 2013 capital guidance range will be revised upward from $640–$700 million to $840–$900 million. The 2013 capital program is based on a five to six-rig program in South Texas and a Delaware Basin program with three rigs increasing to six rigs during the year. Approximately $600 million will be spent for development activities primarily located in the liquids-rich window of the Eagle Ford shale in South Texas, including about $55 million allocated to facilities projects. Approximately $175 million will be allocated to operated and non-operated development activity in the oil-rich Delaware Basin, including approximately $7 million for facilities projects. In addition, the guidance range now includes approximately $25 million of capitalized interest related to the pending acquisition. The remainder of the capital plan includes allocations for new ventures activity and other corporate capital.

2013 Production and Expense Outlook

Based on the revised capital guidance and assuming a closing date for the Permian assets on or before May 14, 2013, Rosetta expects full year average daily production to range from 51–55 MBoe/d or approximately 40 percent year-over-year production growth. The projected 2013 exit rate is anticipated to range from 56–60 MBoe/d, including oil and total liquids production of 16–19 MBbls per day and 35–38 MBoe/d, respectively.

Upon closing of the pending acquisition, Rosetta expects about a three percent average increase in 2013 total cash costs plus depletion, depreciation and amortization (“DD&A”) on a unit basis, primarily due to higher lifting costs and interest expense generally associated with assets in the Permian Basin as compared to assets in the Eagle Ford area. Total lifting costs, including direct lease operating expense, workover expenses, insurance, and ad valorem tax, are anticipated to range from $3.38–$3.72 per Boe in 2013. A summary of the Company’s cost per unit expense guidance for full year 2013 is outlined in the attached “Summary of Expense Guidance” table.

Financing Update

Rosetta announced that it has amended its Credit Facility to provide a maximum credit amount of $1.5 billion, revised from the previous amount of $750 million. The semi-annual borrowing base redetermination was recently completed for the Credit Facility and effective April 12, 2013 the Company’s borrowing base increased from $625 million to $800 million. Rosetta further indicated that the maturity date of the agreement has been extended to May 2018. As of April 15, 2013, after paying a $38.4 million deposit that will be applied against the payment of the acquisition purchase price at closing, the Company had $305 million outstanding under the Credit Facility.

Rosetta Resources Inc. is an independent exploration and production company engaged in the acquisition and development of onshore energy resources in the United States of America. The Company holds a leading position in the Eagle Ford area in South Texas, one of the nation’s largest unconventional resource plays. Rosetta is based in Houston, Texas.

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Forward-Looking Statements

This press release includes forward-looking statements, which give the Company’s current expectations or forecasts of future events based on currently available information. Forward-looking statements are statements that are not historical facts, such as expectations regarding completion of the proposed acquisition, drilling plans, including the acceleration thereof, production rates and guidance, proven reserves, resource potential, incremental transportation capacity, exit rate guidance, net present value, development plans, progress on infrastructure projects, exposures to weak natural gas prices, changes in the Company’s liquidity, changes in acreage positions, expected expenses, expected capital expenditures, and projected debt balances. The assumptions of management and the future performance of the Company are subject to a wide range of business risks and uncertainties, including the risk that the transaction with Comstock may not close, and there is no assurance that these statements and projections will be met. Factors that could affect the Company’s business include, but are not limited to: the risks associated with drilling and completion of oil and natural gas wells; the Company’s ability to find, acquire, market, develop, and produce new reserves; the risk of drilling dry holes; oil, liquids and natural gas price volatility; derivative transactions (including the costs associated therewith and the abilities of counterparties to perform thereunder); uncertainties in the estimation of proved, probable, and possible reserves and in the projection of future rates of production and reserve growth; inaccuracies in the Company’s assumptions regarding items of income and expense and the level of capital expenditures; uncertainties in the timing of exploitation expenditures; operating hazards attendant to the oil and natural gas business; drilling and completion losses that are generally not recoverable from third parties or insurance; potential mechanical failure or underperformance of significant wells; midstream and pipeline construction difficulties and operational upsets; climatic conditions; availability and cost of material, equipment and services; the risks associated with operating in a limited number of geographic areas, as well as in new areas as a result of the Comstock transaction; actions or inactions of third-party operators of the Company’s properties; the Company’s ability to retain and hire skilled personnel; diversion of management’s attention from existing operations while pursuing acquisitions or dispositions; the Company’s ability to integrate the newly acquired assets and operations, including the assets to be acquired from Comstock; availability and cost of capital; the strength and financial resources of the Company’s competitors; regulatory developments; environmental risks; uncertainties in the capital markets; general economic and business conditions (including the effects of the worldwide economic recession); changes in commodity prices that were not anticipated in the acquisition of the assets and operations from Comstock; industry trends; and other factors detailed in the Company’s most recent Form 10-K and other filings with the Securities and Exchange Commission. The Company has not completed its review of the results at the first quarter of 2013 and there is a risk that adjustments to the results applicable to the first quarter of 2013 stated herein may need to be made upon completion of such reviews. If one or more of these risks or uncertainties materialize (or the consequences of such a development changes), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. The Company undertakes no obligation to publicly update or revise any forward-looking statements except as required by law.

References to quantities of oil or natural gas may include amounts that the Company believes will ultimately be produced, but are not yet classified as “proved reserves” under SEC definitions. We use the term “net risked resources” to describe the Company’s internal estimates of volumes of natural gas and oil that are not classified as proved developed reserves but are potentially recoverable through exploratory drilling or additional drilling or recovery techniques. Estimates of net risked resources are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of actually being realized by the Company. Estimates of net risked resources may change significantly as development provides additional data, and actual quantities that are ultimately recovered may differ substantially from prior estimates.

We have filed a registration statement (including a prospectus) with the SEC for the offering of our equity and debt securities to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and our equity and debt offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the equity or debt offering will arrange to send you the prospectus if you request it by calling toll-free at (800) 221-1037 (equity) or at (800) 245-8812 (debt).

Investor Contact:

Don O. McCormack

Vice President, Treasurer and Chief Accounting Officer

Rosetta Resources Inc.

info@rosettaresources.com

Rosetta Resources Inc.

Summary of Expense Guidance – Pro Forma Acquisition

(Average Costs per Boe)

$/BOE	2013 Full Year
Direct Lease Operating Expense	$2.55	–	$2.80

Workover Expenses	0.01	–	0.01

Insurance	0.10	–	0.11

Ad Valorem Tax	0.72	–	0.80

Treating and Transportation	3.85	–	4.25

Production Taxes	1.50	–	1.65

DD&A	11.95	–	13.15

G&A, excluding Stock-Based Compensation	3.30	–	3.65

Interest Expense	1.60	–	1.75